FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 06, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S. A.

CNPJ/MF Nº 20.730.099/0001-94

A Publicly-Held Company

MATERIAL FACT

In compliance with the provisions set forth in Paragraph 4 of Art. 157 of Law N. 6.404/76, SADIA S.A. (the "Company") announces to its shareholders and to the market that Mr. Walter Fontana Filho, Chairman, and Mr. Eduardo Fontana d´Avila, Vice-Chairman, presented their resignation letters as board members in the Extraordinary Board Meeting held on 10.06.2008. Sadia S.A. also announces that the resignations have been accepted by all members of the Board, which decided to nominate, ad referendum to the next General Shareholders Meeting, Mr. Luiz Fernando Furlan as responsible for the functions of Chairman. The Board also decided not to fill the vice-chairman vacant post and not to attribute its functions, for the time being, to any member.

São Paulo, October 6, 2008.

Welson Teixeira Júnior

Investor Relations Officer